UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. on February 12, 2020: EuroDry Ltd. Reports Results for the Year and Quarter Ended December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: February 13, 2020	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Year and Quarter Ended December 31, 2019

Maroussi, Athens, Greece – February 12, 2020– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three- and twelve-month periods ended December 31, 2019.

Fourth Quarter 2019 Highlights:

•

Total net revenues of $7.6 million. Net income of $1.4 million; net income attributable to common shareholders (after a $0.4 million dividend on Series B Preferred Shares) of $1.03 million or $0.45 earnings per share basic and diluted. Adjusted net income attributable to common shareholders1 for the period was $0.98 million or $0.43 per share basic and diluted.

•

Adjusted EBITDA1was $3.8 million.

•

An average of 7.0 vessels were owned and operated during the fourth quarter of 2019 earning an average time charter equivalent rate of $12,439 per day.

•

The Company declared its fourth cash dividend of $0.4 million on its Series B Preferred Shares.

1Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Full Year 2019 Highlights:

 •

Total net revenues of $27.2 million. Net income of $0.02 million; net loss attributable to common shareholders (after a $1.7 million dividend on Series B Preferred Shares and a $0.2 million preferred deemed dividend arising out of the redemption of approximately $4.3 million of Series B Preferred Shares in the second quarter of 2019) of $1.9 million or $0.85 loss basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $1.6 million or $0.69 adjusted loss per share basic and diluted.

•

Adjusted EBITDA1 was $10.3 million.

•

An average of 7.0 vessels were owned and operated during the twelve months of 2019 earning an average time charter equivalent rate of $11,190 per day.

The Spin-off

Euroseas Ltd. (“Euroseas”) contributed to the Company seven subsidiaries comprising its drybulk fleet of six vessels, one Ultramax and two Kamsarmax vessels built between 2016 and 2018, and three Japanese-built Panamax vessels built between 2000 and 2004. The Company was spun-off from Euroseas Ltd. on May 30, 2018. Comparative period results for the full year 2018 reflect the results of the carve-out operations of the seven subsidiaries that were contributed to the Company from Euroseas.

Aristides Pittas, Chairman and CEO of EuroDry commented:

“During the fourth quarter of 2019, the drybulk market experienced a decline in rates which in some cases exceeded a 20% drop compared to third quarter’s rates. This decline in rates was not fully reflected in the net revenues and time charter equivalent rate of the fourth quarter of 2019, due to the fact that certain vessels were employed under long-term time charters fixed in prior periods and certain vessels were fixed at favourable rates during the third quarter of 2019 running through the fourth quarter of 2019. However, the market continued declining during January and February of 2020 as, on the top of trade uncertainties which by December 2019 seemed to be subsiding, new concerns were added regarding the effects of the coronavirus epidemic on the world growth and trade.

The positive by-product of the uncertainties in the marketplace is the limited numbers of new orders placed and the declining orderbook as a percentage of the fleet. Thus, we continue to believe that drybulk markets could offer significant opportunities for sizable returns in the medium term.”

“In the capital markets, we continue to pursue opportunities to merge with other fleets to grow the company providing a platform for consolidation. At the same time, we are pursuing initiatives to increase EuroDry’s visibility amongst investors. We believe that such increased visibility with investors will help reduce the significant discount to the NAV our stock trades at, thus, offering additional upside to our shareholders and new investors alike.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “The operating results of the fourth quarter of 2019 reflect the average level of charter rates our vessels enjoyed during the quarter which was similar to the average time charter equivalent rate our vessels earned in the fourth quarter of 2018.

Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, increased approximately 2.7% during the fourth quarter of 2019 compared to the same quarter of last year, while for the full year 2019 we had a decrease of approximately 7%. This decrease is mainly due to the lower general and administrative expenses incurred in the twelve months of 2019 compared to the same period of 2018. In the same period of 2018 general and administrative expenses were higher due to expenses incurred for the Spin-off and the operation of the Company as a separate public company. As always, we want to emphasize that cost control remains a key component of our strategy.

Adjusted EBITDA during the fourth quarter of 2019 was $3.8 compared to $3.5 million achieved for the fourth quarter of last year. As of December 31, 2019, our outstanding debt (excluding the unamortized loan fees) was $56.9 million versus restricted and unrestricted cash of approximately $9.1 million.”

Fourth Quarter 2019 Results:

For the fourth quarter of 2019, the Company reported total net revenues of $7.6 million representing a 8.8% increase over total net revenues of $7.0 million during the fourth quarter of 2018 which was the result of the increased average number of vessels in the fourth quarter of 2019 compared to the same period of 2018. The Company reported net income for the period of $1.4 million and net income attributable to common shareholders of $1.0 million, as compared to net income of $0.8 million and net income attributable to common shareholders of $0.6 million for the same period of 2018. Depreciation expenses for the fourth quarter of 2019 amounted to $1.6 million compared to $1.5 million for the same period of 2018.

Interest and other financing costs for the fourth quarter of 2019 amounted to $0.8 million compared to $1.1 million for the same period of 2018. Interest during the fourth quarter of 2019 was lower due to lower debt during the period as compared to the same period of last year.

On average, 7.0 vessels were owned and operated during the fourth quarter of 2019 earning an average time charter equivalent rate of $12,439 per day compared to 6.3 vessels in the same period of 2018 earning on average $12,513 per day.

Adjusted EBITDA for the fourth quarter of 2019 was $3.8 million compared to $3.5 million achieved during the fourth quarter of 2018.

Basic and diluted earnings per share attributable to common shareholders for the fourth quarter of 2019 were $0.45 calculated on 2,261,103 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.25 for the fourth quarter of 2018, calculated on 2,240,794 basic and 2,250,946 diluted weighted average number of shares outstanding.

Excluding the effect on the earnings attributable to common shareholders for the quarter of the unrealized loss / (gain) on derivatives, the adjusted earnings attributable to common shareholders for the quarter ended December 31, 2019 would have been $0.43 per share basic and diluted compared to adjusted earnings of $0.32 per share basic and $0.31 per share diluted for the quarter ended December 31, 2018. Usually, security analysts do not include the above item in their published estimates of earnings per share.

Full Year 2019 Results:

For the full year of 2019, the Company reported total net revenues of $27.2 million representing a 11.0% increase over total net revenues of $24.5 million during the twelve months of 2018, as a result of the increased average number of vessels in the Company’s fleet partly offset by the decrease in the average time charter equivalent rate our vessels earned in the twelve months of 2019 compared to the same period of 2018. The Company reported net income for the period of $0.02 million and a net loss attributable to common shareholders of $1.9 million, as compared to net income of $1.1 million and net income attributable to common shareholders of $0.6 million, for the twelve months of 2018. Vessel operating expenses were $10.8 million for the twelve months of 2019 as compared to $9.2 million for the same period of 2018, mainly due to the increased average number of vessels operated. Depreciation expenses for the twelve months of 2019 were $6.5 million compared to $5.4 million during the same period of 2018. Interest and other financing costs for the twelve months of 2019 amounted to $3.5 million compared to $2.9 million for the same period of 2018. This increase is due to higher average outstanding debt in the twelve months of 2019 compared to 2018 and due to interest capitalized in 2018 during the construction period of m/v Ekaterini.

 On average, 7.0 vessels were owned and operated during the twelve months of 2019 earning an average time charter equivalent rate of $11,190 per day compared to 5.7 vessels in the same period of 2018 earning on average $12,484 per day. In the twelve months of 2019, two vessels underwent special survey and one vessel underwent intermediate survey for a total cost of $1.7 million, as compared to two vessels that underwent special survey and one vessel that underwent intermediate survey in the twelve months of 2018 for a total cost of $1.5 million.

Adjusted EBITDA for the twelve months of 2019 was $10.3 million compared to $9.4 million achieved during the twelve months of 2018.

Basic and diluted loss per share attributable to common shareholders for the twelve months of 2019 was $0.85, calculated on 2,251,439 basic and diluted weighted average number of shares outstanding compared to earnings of $0.25 per share basic and diluted for the twelve months of 2018, calculated on 2,232,821 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the year of the unrealized (gain) / loss on derivatives, the adjusted loss per share attributable to common shareholders for the year ended December 31, 2019 would have been $0.69 compared to adjusted earnings of $0.25 per share basic and diluted for 2018. As previously mentioned, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Apr-20	$13,000
XENIA	Kamsarmax	82,000	2016	TC until Nov-2020	Hire 101% of the Average Baltic P5TC index*** with a floor at $11,000
ALEXANDROS P.	Ultramax	63,500	2017	Guardian Navigation GMax LLC Pool	Pool revenue from August 2018
EIRINI P	Panamax	76,466	2004	TC until Jul-20	Hire 100% of Average BPI** 4TC
STARLIGHT	Panamax	75,845	2004	TC until Sep-20	Hire 100% of Average BPI** 4TC
TASOS	Panamax	75,100	2000	TC until Feb-20	$ 11,000
PANTELIS	Panamax	74,020	2000	TC until Feb-20	$6,050
Total Dry Bulk Vessels	7	528,931

Note:

(*)

Represents the earliest redelivery date

(**)

BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four-time charter routes.

(***)

The average Baltic P5TC Index is an index based on five Panamax time charter routes.

Summary Fleet Data:

	3 months, ended December 31, 2018	3 months, ended December 31, 2019	12 months, ended December 31, 2018	12 months, ended December 31, 2019
FLEET DATA
Average number of vessels (1)	6.3	7.0	5.7	7.0
Calendar days for fleet (2)	584.0	644.0	2,096.0	2,555.0
Scheduled off-hire days incl. laid-up (3)	0.0	0.0	43.7	65.9
Available days for fleet (4) = (2) - (3)	584.0	644.0	2,052.3	2,489.1
Commercial off-hire days (5)	0.0	0.0	0.0	0.7
Operational off-hire days (6)	2.6	0.0	7.8	15.4
Voyage days for fleet (7) = (4) - (5) - (6)	581.4	644.0	2,044.5	2,473.0
Fleet utilization (8) = (7) / (4)	99.6%	100.0%	99.6%	99.4%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	100.0%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.6%	100.0%	99.6%	99.4%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	12,513	12,439	12,484	11,190
Vessel operating expenses excl. drydocking expenses (12)	4,900	5,128	5,193	4,987
General and administrative expenses (13)	897	827	1,120	882
Total vessel operating expenses (14)	5,797	5,955	6,313	5,869
Drydocking expenses (15)	36	108	699	652

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, February 13, 2020 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "EuroDry" to the operator.

A replay of the conference call will be available until February 19, 2020. The United States replay number is 1(866) 331-1332; from the UK 0(808) 2380-667; the standard international replay number is (+44) (0) 3333 009 785 and the access code required for the replay is: 2489743#.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the fourth Quarter 2019 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended December 31,	Three Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Revenues
Time charter revenue	7,368,077	8,060,298	25,934,204	28,789,458
Commissions	(374,409)	(452,895)	(1,411,333)	(1,547,996)
Net revenues	6,993,668	7,607,403	24,522,871	27,241,462

Operating expenses
Voyage expenses	93,234	49,305	410,676	1,117,022
Vessel operating expenses	2,401,416	2,814,688	9,183,152	10,776,338
Drydocking expenses	20,889	69,327	1,465,079	1,664,915
Vessel depreciation	1,479,656	1,645,086	5,422,155	6,458,251
Related party management fees	459,923	487,928	1,701,340	1,964,536
General and administrative expenses	523,560	532,575	2,346,502	2,252,666
Total Operating expenses	(4,978,678)	(5,598,909)	(20,528,904)	(24,233,728)

Operating income	2,014,990	2,008,494	3,993,967	3,007,734

Other income / (expenses)
Interest and other financing costs	(1,081,051)	(784,084)	(2,913,141)	(3,513,105)
(Loss) / gain on derivatives, net	(137,340)	162,172	13,786	496,820
Foreign exchange gain / (loss)	4,197	(493)	11,040	2,832
Interest income	3,333	1,366	14,083	22,216
Other expenses, net	(1,210,861)	(621,039)	(2,874,232)	(2,991,237)
Net income	804,129	1,387,455	1,119,735	16,497
Dividend Series B Preferred shares	(244,031)	(358,726)	(565,229)	(1,748,981)
Preferred deemed dividend	-	-	-	(185,665)
Net income / (loss) attributable to common shareholders	560,098	1,028,729	554,506	(1,918,149)
Earnings / (loss) per share, basic	0.25	0.45	0.25	(0.85)
Weighted average number of shares, basic	2,240,794	2,261,103	2,232,821	2,251,439
Earnings / (loss) per share, diluted	0.25	0.45	0.25	(0.85)
Weighted average number of shares, diluted	2,250,946	2,261,103	2,232,821	2,251,439

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2018	December 31, 2019

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	4,375,972	5,396,406
Trade accounts receivable, net	2,236,210	1,843,008
Other receivables	341,952	459,785
Inventories	566,947	508,711
Restricted cash	828,955	1,083,036
Prepaid expenses	147,789	286,711
Due from related companies	5,967,444	-
Total current assets	14,465,269	9,577,657

Fixed assets:
Vessels, net	110,637,462	105,461,265
Long-term assets:
Restricted cash	2,550,000	2,650,000
Derivatives	55,030	-
Total assets	127,707,761	117,688,922

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	6,930,655	6,806,294
Trade accounts payable	690,653	1,046,561
Accrued expenses	1,166,209	964,423
Accrued preferred dividends	-	358,726
Deferred revenue	196,231	445,824
Due to related companies	-	1,547,210
Total current liabilities	8,983,748	11,169,038

Long-term liabilities:
Long term debt, net of current portion	56,428,100	49,688,840
Derivatives	-	304,174
Total long-term liabilities	56,428,100	49,993,014
Total liabilities	65,411,848	61,162,052

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 19,608 and 15,387 shares issued and outstanding, respectively)	18,757,358	14,721,665

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,279,920 and 2,304,630 issued and outstanding, respectively)	22,799	23,046
Additional paid-in capital	52,618,022	52,802,574
Accumulated deficit	(9,102,266)	(11,020,415)
Total shareholders' equity	43,538,555	41,805,205
Total liabilities, mezzanine equity and shareholders' equity	127,707,761	117,688,922

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2018	2019

Cash flows from operating activities:
Net income	1,119,735	16,497
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	5,422,155	6,458,251
Amortization and write off of deferred charges	396,925	152,879
Share-based compensation	137,517	184,799
Unrealized (gain) / loss on derivatives	(3,577)	359,204
Changes in operating assets and liabilities	(3,102,585)	7,942,294
Net cash provided by operating activities	3,970,170	15,113,924

Cash flows from investing activities:
Cash paid for vessels under construction, capitalized expenses and vessel acquisition	(29,045,685)	(47,562)
Vessel improvements	-	(1,063,735)
Net cash used in investing activities	(29,045,685)	(1,111,297)

Cash flows from financing activities:
Net increase in former Parent Company investment	3,298,356	-
Redemption of preferred shares	-	(4,300,000)
Preferred dividends paid	-	(1,311,612)
Loan arrangement fees paid	(432,200)	(22,500)
Proceeds from long term debt	48,400,000	4,500,000
Repayment of long term debt	(23,337,271)	(11,494,000)
Net cash provided by / (used in) financing activities	27,928,885	(12,628,112)

Net increase in cash, cash equivalents and restricted cash	2,853,370	1,374,515
Cash, cash equivalents and restricted cash at beginning of year	4,901,557	7,754,927
Cash, cash equivalents and restricted cash at end of year	7,754,927	9,129,442

Cash breakdown

Cash and cash equivalents	4,375,972	5,396,406
Restricted cash, current	828,955	1,083,036
Restricted cash, long term	2,550,000	2,650,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	7,754,927	9,129,442

EuroDry Ltd.

Reconciliation of Adjusted EBITDA to Net income

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2018	Three Months Ended December 31, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2019
Net income	804,129	1,387,455	1,119,735	16,497
Interest and other financing costs, net (incl. interest income)	1,077,718	782,718	2,899,058	3,490,889
Vessel depreciation	1,479,656	1,645,086	5,422,155	6,458,251
Unrealized (gain) / loss on Forward Freight Agreement derivatives	(49,350)	-	(49,350)	49,350
Loss / (gain) on interest rate swap derivatives	184,467	(47,395)	33,341	292,207
Adjusted EBITDA	3,496,620	3,767,864	9,424,939	10,307,194

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net income before interest, income taxes, depreciation, unrealized loss on Forward Freight Agreements (FFAs) and (gain) / loss on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized (gain) / loss on FFAs and (gain) / loss on interest rate swaps, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net income to Adjusted net income / (loss)

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended December 31, 2018	Three Months Ended December 31, 2019	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2019
Net income	804,129	1,387,455	1,119,735	16,497
Unrealized loss / (gain) on derivatives, net	147,549	(51,294)	(3,577)	359,204
Adjusted net income	951,678	1,336,161	1,116,158	375,701
Preferred dividends	(244,031)	(358,726)	(565,229)	(1,748,981)
Preferred deemed dividend	-	-	-	(185,665)
Adjusted net income / (loss) attributable to common shareholders	707,647	977,435	550,929	(1,558,945)
Adjusted earnings / (loss) per share, basic	0.32	0.43	0.25	(0.69)
Weighted average number of shares, basic	2,240,794	2,261,103	2,232,821	2,251,439
Adjusted earnings / (loss) per share, diluted	0.31	0.43	0.25	(0.69)
Weighted average number of shares, diluted	2,250,946	2,261,103	2,232,821	2,251,439

Adjusted net income / (loss) and Adjusted earnings / (loss) per share Reconciliation:

EuroDry Ltd. considers Adjusted net income / (loss) to represent net income / (loss) before unrealized gain / loss on derivatives. Adjusted net income / (loss) and Adjusted earnings / (loss) per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized gain / loss on derivatives, which items may significantly affect results of operations between periods. Adjusted net income / (loss) and Adjusted earnings / (loss) per share do not represent and should not be considered as an alternative to net income / (loss) or earnings / (loss) per share, as determined by GAAP. The Company's definition of Adjusted net income / (loss) and Adjusted earnings / (loss) per share may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters.

The Company has a fleet of 7 vessels, including 4 Panamax drybulk carriers, 1 Ultramax drybulk carrier and 2 Kamsarmax drybulk carriers. EuroDry’s 7 drybulk carriers have a total cargo capacity of 528,931 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com